Return of Capital

The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the period ended August 31, 1998, amounts have been reclassified to reflect an increase in accumulated net investment income of $1,307. Paid-in capital was decreased by the same amount.